Exhibit 99.3

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting (the "Meeting") of the holders of common shares of Telesystem International Wireless Inc. (the "Corporation") will be held at Le Meridien Royal King Edward Hotel, 37 King Street East, Toronto, Ontario, on Tuesday May 4, 2004, at 2:00 p.m. for the purposes of:

(1) receiving the consolidated financial statements of the Corporation for the financial year ended December 31, 2003 and the auditors' report thereon;

(2) electing directors;

(3) appointing auditors and authorizing the directors to fix their remuneration;

(4) considering and, if deemed appropriate, adopting a resolution to approve the creation of a restricted share unit plan, the full text of which is set out in Schedule "A" to the management proxy circular;

(5) transacting such other business as may be properly brought before the Meeting.

Enclosed is a copy of the 2003 Annual Report of the Corporation including the consolidated financial statements and the auditors' report thereon, together with the management proxy circular and a form of proxy.

DATED at Montréal, Québec, Canada, this 26th day of March 2004.

BY ORDER OF THE BOARD OF DIRECTORS

(signed)
Margriet Zwarts
Secretary

TELESYSTEM INTERNATIONAL WIRELESS INC.
1250 René Lévesque Street West, 38th floor
Montréal, Québec, Canada, H3B 4W8

IMPORTANT

Shareholders registered at the close of business on March 17, 2004 will be entitled to receive notice of the Meeting. Shareholders who are unable to attend the Meeting are requested to sign the enclosed form of proxy and return it in the envelope provided for this purpose. Proxies must be received at the Toronto office of Computershare Trust Company of Canada, Attn: Proxy Department 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, no later than the close of business on the last business day preceding the Meeting or any adjournment thereof or may be delivered to the Chairman at the Meeting or any adjournment thereof.